UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-67778

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST INTEGRITY CAPITAL PARTNERS CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 CLEMATIS STREET, #210

(No. and Street)

WEST PALM BEACH	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW BLOEMERS   561-820-9700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, P.A.

(Name – if individual, state last, first, middle name)

100 E. SYBELIA AVE., STE. 130	MAITLAND	FL	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[✓] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
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OATH OR AFFIRMATION

I, ANDREW BLOEMERS , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST INTEGRITY CAPITAL PARTNERS CORP. , as of December 31 , 20 17 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

RENAE L MAIN
MY COMMISSION # GG098205
EXPIRES August 21, 2021

Signature

PRESIDENT
_____
Title

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST INTEGRITY CAPITAL PARTNERS CORP.

Financial Report
December 31, 2017

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of First Integrity Capital Partners Corp.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of First Integrity Capital Partners Corp. as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of First Integrity Capital Partners Corp. as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of First Integrity Capital Partners Corp.'s management. Our responsibility is to express an opinion on First Integrity Capital Partners Corp.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to First Integrity Capital Partners Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as First Integrity Capital Partners Corp.'s auditor since 2011.

Maitland, Florida

March 7, 2018

First Integrity Capital Partners Corp.

Statement of Financial Condition
December 31, 2017

Assets

Cash and cash equivalents	$	16,589
Accounts receivable		3,000
Receivable from clearing broker		37,858
Securities deposited with clearing broker		69,463
Securities purchased, not yet sold		341,100
Property and equipment, net of accumulated depreciation of $76,818		10,535
Other assets		13,152
Total assets	$	491,697

Liabilities and Stockholders' Equity

Liabilities

Accounts payable	$	14,143
Accrued liabilities		3,000
Total liabilities		17,143

Stockholders' Equity

Common stock, no par value, 100 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		402,066
Retained earnings		72,388
Total stockholders' equity		474,554
Total liabilities and stockholders' equity	$	491,697

See accompanying notes

2

Note 1.   Summary of Significant Accounting Policies

First Integrity Capital Partners Corp. (the "Company") is a securities broker-dealer, registered with the Securities Exchange commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was formed in September 2008. The Company's brokerage activity is transacted on a fully disclosed basis through a clearing broker. The Company's customers are mainly institutional investors.

The Company engages in retail brokerage of marketable securities primarily corporate and municipal bonds with various financial institutions. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At December 31, 2017, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years. See Note 6.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The federal and state income tax returns of the Company for 2016, 2015, and 2014 are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

Note 1.   Summary of Significant Accounting Policies (Continued)

shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2013.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15,2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for leases with lease terms of more than 12 months. Management is currently evaluating the effect this pronouncement will have on the financial statements and related disclosures.

Note 2.   Net Capital Requirements

The Company's minimum net capital requirement under Rule 15c3-1 of the Securities and Exchange Commission is the greater of 6 2/3% of aggregate indebtedness ($17,143 at December 31, 2017), or $100,000, whichever is greater. The Company operates pursuant to the (k)(2)(i) and (k)(2)(ii) exemption under SEA Rule 15c3-3 and does not hold customer funds or securities. The company is, therefore, exempt from the reserve formula calculations and possession or control computations. At December 31, 2017, the net capital, as computed, was $404,978. Consequently, the company had excess net capital of $304,978.

At December 31, 2017, the percentage of aggregate indebtedness to net capital was 4% versus an allowable percentage of 1500%.

Note 3.   Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company's Clearing Broker extends credit to the customer, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. As a result of guaranteeing customer margin balances carried by the Clearing Broker, the Company may be exposed to off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customer may incur. At December 31, 2017, margin accounts guaranteed by the Company were not material.

The Company is also exposed to off-balance sheet risk of loss on transactions during the period from the trade date to the settlement date, which is generally three business days. If the customer fails to satisfy its contractual obligations to the Clearing Broker, the Company may have to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. Settlement of these transactions is not expected to have a material effect on the Company's financial position.

The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and the Clearing Broker's guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or to reduce positions, when necessary.

The Company maintains cash and other deposits with banks and brokers, and, at times, such deposits exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions.

Note 4.   Fair Value Measurement

The Company has certain investments reported in the accompanying statement of financial condition. *FASB ASC 820-10-50-1 through 50-3* establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Financial assets and liabilities valued using level 1 inputs are based on unadjusted quoted market prices within active markets. Financial assets and liabilities valued using level 2 inputs are based primarily on quoted prices for similar assets or liabilities in active and inactive markets. Financial assets and liabilities using level 3 inputs were primarily valued using management's assumptions about the assumptions market participants would utilize in pricing the asset or liability.

The following schedule details the level of the Company's financial instruments measured on a recurring basis:

		Fair Value Measurement at Reporting Date Using Description		
	12/31/2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Securities Owned:	$ 410,563	$ 226,306	$ 184,257	$ -

Note 5.   Related Party Transactions

The Company's operations are conducted out of premises leased from its sole stockholder.

Note 6.   Property and Equipment

Property and equipment as of December 31, 2017 consists of:

Computer equipment	15,466
Furniture and fixtures	52,596
Leasehold improvements	16,779
Office equipment	2,512
	87,353
Less accumulated depreciation	(76,818)
Property and equipment, net	$ 10,535

Note 7.   Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued.

Note 8.   Commitments and Contingencies

The Company has no commitments and contingencies that would have a material impact as of December 31, 2017.